Exhibit 99.1

Dear Jeffs’ Brands Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders of Jeffs’ Brands Ltd. (the “Meeting”), to be held on September 29, 2022 at 4:00 p.m. Israel time (Israel time), at 3 Hanechoshet St., Tel Aviv, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on September 19, 2022 are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting as detailed in the Notice.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
Oz Adler
Chairman of the Board of Directors
September 16, 2022

JEFFS’ bRANDS Ltd.
Notice of SPECIAL General Meeting of shareholders

Notice is hereby given that a Special General Meeting of Shareholders (the “Proxy Statement” and “Meeting”, respectively) of Jeffs’ Brands Ltd. (the “Company”) will be held on September 29, 2022 at 4:00 p.m. Israel time, at 3 Hanechoshet St., Tel Aviv, Israel.

The agenda of the Meeting is to approve the following proposals:

1.      To appoint Mr. Tomer Etzyoni for a three- year term as an external director to serve in the Company’s Board of Directors (the “Board”);

2.      To appoint Mr. Asaf Itzhaik for a three- year term as an external director to serve in the Board.

Board Recommendation

The Board unanimously recommends that you vote “FOR” of each of the nominees for appointment as external directors, as described in the attached proxy statement.

Record Date

Shareholders of record at the close of business on September 19, 2022 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Pursuant to the Companies Law, Proposal No. 1 and No. 2 hereinafter requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares no par value per share (the “Ordinary Shares”) present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (the “External Directors Majority”).

How You Can Vote

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC (“VStock”), you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Moran Shamian, Chief Financial Officer of the Company, and Viki Hakmon, Chief Executive Officer of the Company, or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting, and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

A form of proxy for use at the Meeting is attached to the accompanying proxy statement, together with a return envelope, being sent to holders of the Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Companies Law (proxy and position statements), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Sincerely,
Oz Adler
Chairman of the Board of Directors
September 16, 2022

JEFFS’ BRANDS LTD.
TEL AVIV, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 29, 2022

The enclosed proxy statement is being solicited by the board of directors (the “Board of Directors”) of Jeffs’ Brands Ltd. (the “Company”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held at on September 29, 2022, at 4:00 p.m. Israel time, or at any adjournment or postponement thereof, at 3 Hanechoshet St., Tel Aviv, Israel.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Quorum and Adjournment

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until September 29, 2022, at 6:00 p.m. Israel time (the “Adjourned meeting”). At the Adjourned meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Companies Law, Proposal No. 1 and No. 2 hereinafter requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares no par value per share (the “Ordinary Shares”) present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (the “External Directors Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Ms. Moran Shamian, at 3 Hanechoshet St., Tel Aviv, Israel, or via email: moran@jeffsbrands.com. Any Position Statement received will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il. Position Statements should be submitted to the Company no later than September 19, 2022. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than September 23, 2022.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s voting rights (403,711 Ordinary Shares), and whoever holds 5% of the Company’s voting rights without taking into consideration the shares that are hold by the Company’s controlling shareholder (261,313 Ordinary Shares) is entitled to examine the proxy and voting material in the Company’s office after the General Meeting was held.

It is noted that there may be changes on the agenda after publishing the Proxy, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To appoint MR. TOMER ETZYONI FOR A THREE- YEAR TERM AS AN EXTERNAL DIRECTOR
TO SERVE IN THE BOARD

At the Meeting, the Company’s shareholders will be requested to appoint Mr. Tomer Etzyoni as an external director of the Company, for a three-year term commencing on the date of the Meeting.

On August 30, 2022, the Company completed an Initial Public Offering of its Ordinary Shares on the Nasdaq Capital Market (the “IPO”).

According to section 240(b) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), prior to the IPO, Mr. Tomer Etzyoni was appointed as a director nominee in order to serve in the position of first external director subject to the IPO. According to Section 242(a) in the Companies Law, in order for a director nominee to start his position as a first external director, the approval of the general meeting of shareholders is required in the first three months following the IPO.

On September 14, 2022, the Board of Directors decided to convene a special general meeting of the Company’s shareholders for the appointment of Mr. Etzyoni as a first external director, for a period of three (3) years, as of the date of approval by the shareholders, based on Mr. Etzyoni diverse fitness and health knowledge and his vast experience in fitness and health — issues that are related to the brands we sell or will sell in the future, and his skills.

The Board of Directors has determined that Mr. Etzyoni possesses “professional qualification” as defined in the Companies Law and the regulations promulgated thereunder.

Mr. Etzyoni has provided the Company with declaration in accordance with requirements of the Companies Law, pursuant to which he complies with the required qualifications under the Companies Law to serve as an external director and is capable to dedicate the appropriate amount of time for the performance of his role as a member of the Board of Directors. Additionally, in accordance with Companies Law, Mr. Etzyoni has certified to the Company that he meets all the requirements of the Companies Law for election as a director of a public company, he possesses the necessary qualifications and has the sufficient time, to fulfill his duties as a director of the Company, considering the size and needs of the Company. If appointed, Mr. Etzyoni shall serve as a member of the compensation committee of the Board of Directors, the financial statement examination committee and the audit committee of the Board of Directors (the “Committees”). Mr. Etzyoni is considered as an independent director as defined under The Nasdaq Stock Market rules.

In his capacity as a first external director in the Company, Mr. Etzyoni shall be entitled to a fixed annual fee of NIS8,000 which amounts comply with the “Maximum Amount” set forth in section 5(e) of the Exemptions regulations for an Israeli company that its securities are listed outside of Israel (the “External Directors Compensation”). In addition, Mr. Etzyoni shall be entitled to the same insurance, indemnification, and exculpation arrangements, as currently in effect for the Company’s officers and directors; all of which is in accordance with the Company’s articles of association and the Company’s compensation policy.

Mr. Etzyoni, whose professional backgrounds are provided below, has advised the Company that he is willing, able, and ready to serve as a director and a member of the Committees if elected.

Set forth below is certain biographical information regarding the background and experience of Mr. Tomer Etzyoni:

Tomer Etzyoni, Director

Mr. Tomer Etzyoni has served as a fitness and health instructor at Wingate College since September 2016, professional course and workshop instructor at Wingate College since March 2012, fitness and health instructor at Wingate College, Si’im Campus from August 2012 to July 2016 and diagnostician and therapist at Dr. Gill Solberg’s Muscle and Motion Clinic since January 2012. Mr. Etzyoni holds a B.A in Physical Education and Movement, majoring in posture from Kibbutzim College, a certificate in gym and health clubs instructor from Wingate Institute, Tel-Aviv University extension, posture and kinesiology specialty certificate from Wingate Institute, Tel-Aviv University extension, Yir Karni’s neuration course, Wingate Institute, Thai stretches course, from Broshim Campus, athletics instructor certificate from Kibbutzim College and a certificate in ergonomics and posture specialty from Kibbutzim College.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to appoint Mr. Tomer Etzyoni for a three-year term as an external director to serve in the Board, commencing on the approval of the shareholders, and his entitlement for compensation as set forth above.”

The approval of this proposal, as described above, requires the affirmative vote of an External Directors Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2
to APPOINT MR. ASAF ITZHAIK FOR A THREE- YEAR TERM AS AN EXTERNAL
DIRECTOR TO SERVE IN THE BOARD

At the Meeting, the Company’s shareholders will be requested to appoint Mr. Asaf Itzhaik as an external director of the Company, for a three-year term commencing on the date of the Meeting.

On August 30, 2022, the Company completed an Initial Public Offering of its Ordinary Shares on the Nasdaq Capital Market (the “IPO”).

According to section 240(b) of the Companies Law, prior to the IPO, Mr. Asaf Itzhaik was appointed as a director nominee in order to serve in the position of first external director subject to the IPO. According to Section 242(a) in the Companies Law, in order for a director nominee to start his position as a first external director, the approval of the general meeting of shareholders is required in the first three months following the IPO.

On September 14, 2022, the Board of Directors decided to convene a special general meeting of the Company’s shareholders for the appointment of Mr. Itzhaik as a first external director, for a period of three (3) years, as of the date of approval by the shareholders, based on Mr. Itzhaik diverse business experience and leadership skills, and his accounting as financial expertise.

The Board of Directors has determined that Mr. Itzhaik possesses accounting and financial expertise as required under the Companies Law and the regulations promulgated thereunder.

Mr. Itzhaik has provided the Company with declaration in accordance with requirements of the Companies Law, pursuant to which he complies with the required qualifications under the Companies Law to serve as an external director and is capable to dedicate the appropriate amount of time for the performance of his role as a member of the Board of Directors. Additionally, in accordance with Companies Law, Mr. Itzhaik has certified to the Company that he meets all the requirements of the Companies Law for election as a director of a public company, he possesses the necessary qualifications and has the sufficient time, to fulfill his duties as a director of the Company, considering the size and needs of the Company. If appointed, Mr. Itzhaik shall serve as a member of the compensation committee of the Board of Directors, the financial statement examination committee and the audit committee of the Board of Directors (the “Committees”). Mr. Itzhaik is considered as an independent director as defined under The Nasdaq Stock Market rules.

In his capacity as a first external director in the Company, Mr. Itzhaik shall be entitled to a fixed annual fee of NIS8,000 which amounts comply with the “Maximum Amount” set forth in section 5(e) of the Exemptions regulations for an Israeli company that its securities are listed outside of Israel (the “External Directors Compensation”). In addition, Mr. Itzhaik shall be entitled to the same insurance, indemnification, and exculpation arrangements, as currently in effect for the Company’s officers and directors; all of which is in accordance with the Company’s articles of association and the Company’s compensation policy.

Mr. Itzhaik, whose professional backgrounds are provided below, has advised the Company that he is willing, able, and ready to serve as a director and a member of the Committees if elected.

Set forth below is certain biographical information regarding the background and experience of Mr. Asaf Itzhaik:

Asaf Itzhaik, Director

Mr. Asaf Itzhaik has served as the chief executive officer of A.K.A Optics Ltd., a manufacturer of adaptive optics, since 1994 and as a member of the board of directors of A.K.A Optics Ltd. since 1998. Mr. Itzhaik has also served as a member of the board of directors of Tzmicha Ltd. since August 2021 and as a member of the board of directors of Gix Internet Ltd. since August 2021. Mr. Itzhaik in a certified optometrist and graduated a program in corporate board leadership in Merkaz Hashilton Hamkomi.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to appoint Mr. Asaf Itzhaik for a three-year term as an external director to serve in the Board, commencing on the approval of the shareholders, and his entitlement for compensation as set forth above.”

The approval of this proposal, as described above, requires the affirmative vote of an External Directors Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

OTHER BUSINESS

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC

18 Lafayette Plsce

Woodmere, NY 11598 USA

ADDITIONAL INFORMATION

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company files on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 14, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 14, 2022, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Jeffs’ Brands Ltd.
Oz Adler, Chairman of the Board of Directors

JEFFS’ BRANDS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Ms. Moran Shamin, Chief Financial Officer, Mr. Viki Hakmon, Chief Executive Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Jeffs’ Brands Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on September 29, 2022 at 4:00 p.m. Israel time, at 3 Hanechoshet St., Tel Aviv, Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

JEFFS’ BRANDS LTD.
SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: September 29, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.      To appoint Mr. Tomer Etzyoni for a three- year term as an external director to serve in the Board and his entitlement to the compensation as described in proposal 1 above.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1a.    Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 1?*.

*If you do not indicate a response YES for this item 1a, your shares will not be voted for Proposal No. 1

☐ YES     I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 1

2.      To appoint Mr. Asaf Itzhaik for a three- year term as an external director to serve in the Board and his entitlement to the compensation as described in proposal 2 above.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2a.    Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 2?*.

*If you do not indicate a response YES for this item 1a, your shares will not be voted for Proposal No. 2

☐ YES     I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 2

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.